UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund: Nomura Partners Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-01090

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application    ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

4 Copley Place, 5th Floor, CPH-0326, Boston, MA 02116

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jesse D. Hallee	Nora M. Jordan, Esq.
c/o State Street Bank and Trust Company	Davis Polk & Wardwell LLP
4 Copley Place, 5th Floor	450 Lexington Avenue
Mail Stop CPH0326	New York, NY 10017
Boston, MA 02116	(212) 450-40000
(617) 662-4026

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Nomura Asset Management U.S.A. Inc., (“NAM USA”) Worldwide Plaza, 309 West 49th Street, New York, New York 10019 (records relating to its functions as investment advisor, administrator and fund accountant to Nomura Partners Funds, Inc.) Contact: Maria Premole, 212-667-1290

Nomura Corporate Research and Asset Management Inc., Worldwide Plaza, 309 West 49th Street, New York, New York 10019 (records relating to its functions as investment subadviser to the Nomura Partners Funds, Inc. High Yield Fund)

Contact: Neil Daniele, 212-667-1873

Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101 (records relating to its functions as distributor)

Contact: William C. Cox, 617-399-0010

Boston Financial Data Services, Inc., 30 Dan Road, Canton, Massachusetts 02021 (records relating to its functions as transfer agent and dividend disbursing agent)

Contact: Eileen McGrory, 617-483-7398

State Street Bank and Trust Company, 4 Copley Place, 5th Floor, CPH-0326, Boston, Massachusetts 02116 (records relating to its functions as custodian, accountant and administrator)

Contact: Jesse D. Hallee, 617-662-4026

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end    ☐   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Nomura Asset Management U.S.A. Inc.

Worldwide Plaza

309 West 49th Street

New York, New York 10019

Nomura Asset Management Co. Ltd.

1-12-1, Nihonbashi, Chuo-ku,

Tokyo 103-8260

(investment subadviser to The Japan Fund until October 20, 2014 and the Global Equity Income Fund until March 19, 2014)

Nomura Asset Management Singapore Limited

10 Marina Boulevard

Marina Bay Financial Centre Tower 2, # 33-03

Singapore 018983

(investment subadviser to the Asia Pacific ex Japan Fund and the Global Equity Income Fund until March 19, 2014 and the India Fund until September 27, 2013)

Nomura Asset Management U.K. Limited

1 Angel Lane,

London EC4R 3AB, United Kingdom

(investment subadviser to the Global Equity Income Fund until March 19, 2014 and the International Equity Fund until September 27, 2013)

Nomura Asset Management Hong Kong Limited

32/F, Two International Finance Centre

8 Finance Street

Hong Kong

(investment subadviser to the Greater China Fund until September 27, 2013]

Nomura Corporate Research and Asset Management Inc.

Worldwide Plaza,

309 West 49th Street

New York, New York 10019

(investment subadviser to the High Yield Fund until December 8, 2014)

Martin Currie Inc.

Saltire Court

20 Castle Terrace

Edinburgh, Scotland EH1 2ES

(investment subadviser to the Global Emerging Markets Fund until March 19, 2014 and the Global Alpha Equity Fund until December 29, 2011)

McKinley Capital Management, LLC

3301 C Street, Suite 500

Anchorage, Alaska 99503

(investment subadviser to International Growth Equity Fund until March 29, 2012)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC,

Three Canal Plaza, Suite 100,

Portland, Maine 04101

13.	If the fund is a unit investment (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes     ☒  No

If Yes, for each UIT state:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,

Liquidation or Abandonment of Registration?

☒  Yes     ☐  No

If Yes, state the date on which the board vote took place: September 18, 2014

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes     ☐  No

If Yes, state the date on which the shareholder vote took place:

The reorganization of the High Yield Fund was approved by the Fund’s shareholders at a special shareholder meeting held on December 5, 2014.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes     ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

December 8, 2014 for the High Yield Fund

(b)	Were the distributions made on the basis of net assets?

☒  Yes     ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes    ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Not applicable

Were any distributions to shareholders made in kind?

☐  Yes     ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

☐  Yes     ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes     ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes     ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes     ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes     ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes     ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

The High Yield Fund did not incur any expenses in connection with the merger.

(b)	How were those expenses allocated?

Not Applicable.

(c)	Who paid those expenses?

Not Applicable.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes    ☒    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes    ☒   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged,or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes     ☒   No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Please see response to 26(b) below.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

The Advisors’ Inner Circle Fund III – 811-22920

Nomura High Yield Fund, a new series of The Advisors’ Inner Circle Fund III

High Yield Fund, a series of Nomura Partners Funds, Inc.	Nomura High Yield Fund, a series of The Advisors’ Inner Circle Fund III
Class A Class B Class C	Class I Class I Class I

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

The Advisors’ Inner Circle Fund III

SEC File Number: 333-199281

Accession Number: 0001135428-14-000709 (33 Act)

Conformed Submission Type: 497

Filed: November 13, 2014

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Nomura Partners Funds, Inc., (ii) he is the Principal Executive Officer and President of Nomura Partners Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Richard J. Berthy
Richard J. Berthy Principal Executive Officer